ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FL 33602-5810 P.O. BOX 3391 TAMPA, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

May 31, 2007	WRITER’S DIRECT LINE 813.225.4122 ccreely@foley.com Email 037203-0104

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3
File Number 333-141626

Dear Mr. Riedler:

This letter is in response to the Staff’s comment orally communicated by Staff Attorney John Krug to the undersigned on or about May 17, 2007 (the “Comment”) in connection with the above-referenced registration statement originally filed on March 29, 2007 (the “Registration Statement”). By way of background, on April 26, 2007, the Staff issued a comment letter on Amendment No. 1 to the Registration Statement in which the Staff inquired about whether, for purposes of SEC Rule 415(a)(4), the Company was eligible to use Form S-3 for a primary at-the-market offering. By way of a response letter filed on May 1, 2007 by the Company, the Company confirmed its eligibility for the use of Form S-3 for a primary at-the-market offering. In response, the Staff further requested via the Comment that the Company either (i) explain why the offering described in the Registration Statement (the “Offering”) should not be considered a primary offering by the Company or (ii) state in the Registration Statement that the selling shareholders in the Offering (the “Selling Shareholders”) are underwriters. For the reasons described below, the Company has concluded that the Offering is not a primary offering by the Company and is instead appropriately characterized as a secondary offering by the Selling Shareholders.

In communicating the Comment, the Staff specifically requested that the Company address the factors listed in the following comment contained in the Staff’s letter of April 26, as well as the other factors included in the Staff’s guidance in Telephone Interpretation D.29, Manual of Publicly Available Telephone Interpretations, July 1997:

“1. We note your response dated April 19, 2007, and that you are registering the sale of 14,924,585 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Securities and Exchange Commission

May 31, 2007

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(A)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationship among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•

The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.”

Please be advised that, simultaneous with the filing of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the information of the Staff, the number of shares being registered on Amendment No. 2 has been increased from 14,924,585 to 21,964,712 by reason of the “reset provision” described in the fourth paragraph on page 32 of Amendment No. 2 under the caption “DESCRIPTION OF PRIVATE PLACEMENT AND CONVERTIBLE DEBENTURES—Description of Private Placement.” The information set forth in the analysis below takes into account the revised share numbers included in Amendment No. 2.

In response to the Comment, the Company has concluded that, based on the facts and circumstances, the Offering is not being made on behalf of the Company and should not be deemed to be a primary offering. The Company’s conclusion is based on the following facts and analysis:

Securities and Exchange Commission

May 31, 2007

1. Number of Selling Shareholders and percentage of overall Offering made by each Selling Shareholder.

There are twenty-one (21) Selling Shareholders identified in the Offering, and the percentage of the overall number of shares being registered on behalf of each Selling Shareholder is as follows:

Selling Shareholder	Percentage of Overall Offering Based on a Total of 21,964,712 Shares Being Registered
Midsummer Investment, Ltd.	25.4%
Whitebox Convertible Arbitrage Partners, L.P.	9.3%
Whitebox Hedged High Yield Partners, LP	13.2%
Guggenheim Portfolio Company XXXI, LLC	1.3%
GPC LIX, LLC	2.2%
Pandora Select Partners, LP	3.1%
Whitebox Intermarket Partners, LP	2.2%
Whitebox Special Opportunities Fund, LTD	2.4%
Whitebox Special Opportunities Fund, LP	1.6%
Wolverine Convertible Arbitrage Fund Trading Limited	8.1%
Rockmore Investment Master Fund, Limited	1.6%
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	3.9%
BridgePointe Master Fund Ltd.	5.9%
GCA Strategic Investment Fund Limited	5.9%
Diamond Opportunity Fund, LLC	1.2%
Lloyd I. Miller	3.9%
Crescent International Ltd.	2.7%
Cranshire Capital, L.P.	2.9%
R&R Opportunity Fund, L.P.	1.0%
Rodman & Renshaw, LLC	1.9%
Ascendiant Securities, LLC	.4%

In view of the foregoing, the Offering will be made by numerous shareholders who retain individual control and discretion of the timing of the sale of the registered shares and whether the registered shares will even be sold at all. The Company will have no control over the timing, nature, and volume of sales by the Selling Shareholders. In addition, the Selling Shareholders have no agreements among themselves with respect to the disposition of the Registered Shares.

Securities and Exchange Commission

May 31, 2007

For the information of the Staff, the Debentures and Warrants (as defined below) contain conversion and exercise limitations that limit the number of shares of Company common stock that can be beneficially owned by the Selling Shareholders at any one time to 4.99% of the Company’s common stock, unless this limitation is waived upon not less than 61 days prior notice. These limitations are described in footnote 1 to the table contained on page 39 of Amendment No. 2 under the caption “SELLING SHAREHOLDERS.” In addition, the Debentures and Warrants state that in no event can this limitation be waived above 9.99% of the Company’s common stock. As a result of these limitations, the number of shares that could practically be sold by certain Selling Shareholders in the Offering may ultimately be less than the total number of shares being registered for such Selling Shareholders.

2. Date and manner in which Selling Shareholders received the securities.

The shares being registered in Amendment No. 2 consist of shares issuable upon the conversion or exercise of the debentures and warrants (the “Debentures” and “Warrants”) issued to the Selling Shareholders in the Company’s private placement that closed on February 28, 2007 (the “Private Placement”), as well as shares issuable in payment of interest or principal under the Debentures. A detailed description of the private placement is set forth beginning on page 32 of Amendment 2 under the caption “DESCRIPTION OF PRIVATE PLACEMENT AND CONVERTIBLE DEBENTURES—Description of Private Placement.” Accordingly, the Selling Shareholders acquired the Debentures and Warrants in a bona fide private placement and have held the Debentures and Warrants for almost three months as of the date of this letter without the ability to sell the underlying shares on the open market. At the time of the Private Placement, the Selling Shareholders knew and agreed that they would have to hold the securities for a period of time until the resale of the shares underlying the Debentures and Warrants was ultimately registered.

3. Relationship of each Selling Shareholder to the Company.

The Company has confirmed that it does not have, and has not in the past had, any material relationships or arrangements with any of the Selling Shareholders, their affiliates, or any person with whom any Selling Shareholder has a contractual relationship regarding the Private Placement (or any predecessors of those persons), except that (i) some of the Selling Shareholders were also investors in the Company’s private placement in September 2006 in which the Company issued convertible debentures and warrants, (ii) two of the Selling Shareholders (Rodman & Renshaw and Ascendiant Securities) were placement agents in the Private Placement, and (iii) Rodman & Renshaw was the placement agent in the Company’s September 2006 private placement. Accordingly, the Company does not believe that the Selling Shareholders are affiliates of the Company. The Selling Shareholders are not acting on behalf of the Company with respect to the shares being registered because the Company has no contractual, legal, or other relationship with the Selling Shareholders that would control the timing and nature of resales of the shares or whether the shares are even resold at all in the Offering.

Securities and Exchange Commission

May 31, 2007

4. Relationships among the Selling Shareholders.

The Selling Shareholders are all independent and unaffiliated investment funds, except that Whitebox Convertible Arbitrage Partners, L.P., Whitebox Hedged High Yield Partners, LP, Guggenheim Portfolio Company XXXI, LLC, GPC LIX, LLC, Pandora Select Partners, LP, Whitebox Intermarket Partners, LP, Whitebox Special Opportunities Fund, LTD, and Whitebox Special Opportunities Fund, LP all are a part of the same family of funds and have the same general partner. Notwithstanding the foregoing, Rodman & Renshaw and Ascendiant Securities are not investment funds but were instead the placement agents for the Private Placement.

5. The dollar value of the shares registered in relation to the proceeds that the Company received from the Selling Shareholders.

The net proceeds from the sale of the Debentures will be approximately $15.0 million after interest payments but before transaction costs. If the Warrants are exercised in full for cash, the aggregate Warrant exercise price will be approximately $23.5 million, which when added to the net proceeds from the sale of the Debentures, will equal $38.5 million (the “Total Possible Net Proceeds”). The total value of the 21,964,712 shares being registered is $57,108,251.20 based on the $2.60 per share closing price on May 14, 2007, but as of the date of this letter, only 17,571,766 shares being registered are currently issuable upon the conversion or exercise of Debentures and Warrants (with a total value of $45,686,591.60 based on the $2.60 per share closing price on May 14, 2007).

6. The discount at which the Selling Shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise.

The original conversion price of the Debentures on February 28, 2007 exceeded the market price of the Company’s common stock on that date, as the closing price of the Company’s common stock on that date was $3.66 per share, and the initial conversion price was $4.00 per share. Similarly, the original exercise price of the “Long Term Warrants” on February 28, 2007 was $4.25 per share, and the original exercise price for the “Short Term Warrants” was $4.00 per share on such date.

On May 14, 2007 (the “Reset Date”), under the terms of the Debentures, the conversion price of the Debentures was adjusted to $2.67 per share, which represented the volume weighted average trading price of the Company’s common stock during the ten trading days prior to May 14, 2007. Similarly, on May 14, 2007, the exercise price of the Warrants was adjusted to $2.94 per share for the “Long Term Warrants” (110% of the volume weighted average trading price for the 10 preceding trading days) and $2.67 per share for the “Short Term Warrants” (representing 100% of the volume weighted average trading price for the 10 preceding trading days).

Securities and Exchange Commission

May 31, 2007

Accordingly, the Selling Shareholders were not generally entitled to a discount from the then-market price of the Company’s common stock on the grant date or the Reset Date. However, in connection with the Private Placement, certain holders of the debentures issued by the Company in the Company’s September 2006 debenture private placement (the “September Debentures”) also agreed to purchase Debentures in the Private Placement, and such holders agreed to convert an aggregate of $13.0 million in principal amount of the September Debentures over a six-month period following the closing of the Private Placement, in exchange for which the Company issued to holders a Debenture with a principal amount equal to such purchaser’s investment in the Private Placement multiplied by 1.38 (resulting in an original issue discount of an aggregate of $4.9 million in principal amount). Taking into account such original issue discount applicable to some of the Selling Shareholders, the total discount to market price of the shares underlying their Debentures was an aggregate of approximately $2.82 million as of the grant date of the Debentures. See the section of Amendment No. 2 entitled “Dollar Value of Underlying Securities and Potential Profits on Conversion” on page 34 of Amendment No. 2. The Company determined to grant the original issue discount as an incentive for these Selling Shareholders to invest in the Private Placement and not as compensation for acting on behalf of the Company with respect to a distribution of securities, as the original issue discount was granted regardless of the timing, nature, and magnitude of the Selling Shareholders’ resales of the underlying shares.

7. Whether or not any of the selling shareholders is in the business of buying and selling securities.

Only two of the selling shareholders, Rodman & Renshaw, LLC and Ascendiant Securities, LLC, are broker-dealers. These broker-dealers acquired their Warrants as compensation for serving as placement agents in the Private Placement. The other Selling Shareholders have represented to the Company in writing that they are not required to be registered as broker-dealers.

8. Other Factors.

The Company does not believe that the Selling Shareholders are underwriters with respect to the Company’s securities. Section 2(a)(11) of the Securities Act of 1933 defines a statutory “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security…” The first part of the definition requires that in order to be an underwriter, a person must have purchased securities with a view to distribution. The Company has been advised by each Selling Shareholder that such Selling Shareholder purchased the Debentures and Warrants (and

Securities and Exchange Commission

May 31, 2007

underlying shares) for investment purposes and not with a view to distribution. The Selling Shareholders have assumed the economic risk of an investment in the Company’s shares, and therefore, did not purchase the shares with a view to or in connection with a distribution of such securities.

Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by, among other things, the presence of special selling efforts and selling methods, not merely a purchase from an issuer. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Each Selling Shareholder has advised the Company that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares included in the Registration Statement. The Company understands that the Selling Shareholders plan to sell their Company shares in ordinary trading transactions into an independent market for their own account.

* * *

Based on the foregoing, the Company believes that the Selling Shareholders are not appropriately characterized as acting as conduits on behalf of the Company in connection with the sale of shares in the Offering. The Selling Shareholders are not broker-dealers, they received their Debentures and Warrants in a bona fide private offering, they did not have the immediate ability to resale the underlying shares, they are not affiliates of the Company and have no agreements or understandings with the Company with respect to the resale of the underlying shares, and they retain control and discretion of the resale of the shares (and whether the shares are even sold at all in the Offering). Accordingly, the Company has concluded that the Offering is a secondary offering by the Selling Shareholders and not a primary offering by the Company.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures